

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 7, 2021

Hunter Horsely
Chief Executive Officer
Bitwise 10 Crypto Index Fund
400 Montgomery Street, Suite 600
San Francisco, CA 94111

> **Re: Bitwise 10 Crypto Index Fund**
> **Form 8-K filed December 2, 2021**
> **File No. 000-56270**

Dear Mr. Horsely:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed December 2, 2021

Item 4.02, page 1

1.   We note your disclosure that WithumSmith+Brown PC ("**WSB**"), advised the Sponsor that since the amended text of Note 3 was added subsequently to the issuance of the opinion related to the Trust's financial statements issued on April 22, 2021, the text of Note 3 as amended could not be relied upon as part of the existing opinion over the audited financial statements. Please revise your filing to address the following:

- Refer to Item 4.02(b) of Form 8-K and revise to provide all of the required disclosures if you are advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report to previously issued financial statements; and
- Revise to include an independent accountant's letter as required by the Form 8-K instructions under Item 4.02(c)(3). Please also tell us whether you have completed all of the other steps specified by Item 4.02 (c).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Finance